OMB APPROVAL

OMB Number:	3235-0080
Expires:	February 28, 2009
Estimated average burden hours per response	1.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number

HEI, Inc.

(Exact name of Issuer, as specified in its charter, and name of Exchange where security is listed and/or registered)

P.O. Box 5000, 1495 Steiger Lake Lane, Victoria, Minnesota 55386 // (952) 443-2668

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Stock, Par Value, $.05 Per Share

(Description of class of securities)

Please place a check in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐  17 CFR 240.12d2-2(a)(1)

☐  17 CFR 240.12d2-2(a)(2)

☐  17 CFR 240.12d2-2(a)(3)

☐  17 CFR 240.12d2-2(a)(4)

☐Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdrawal registration on the Exchange.1

☑Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, HEI, Inc. (Name of Issuer or Exchange) certifies that is has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

December 17, 2007	Mark B. Thomas	Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary

Date	Name	Title

[1]	Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

SEC 1654 (03-06)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.